SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vapotherm, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

922107305

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922107305

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 922107305

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 922107305

1.	Names of Reporting Persons. Veronica Intermediate Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 922107305

1.	Names of Reporting Persons. Veronica Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) OO

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

Veronica Intermediate Holdings, LLC (“Veronica Intermediate”) is a wholly owned subsidiary of Veronica Holdings, LLC (“Veronica”). In connection with the Merger (as defined below in Item 4 of this Amendment No. 1), the individuals set forth in Schedule A hereto, which is incorporated by reference to this Item 2, were appointed as the officers and directors of Veronica.

To the knowledge of the Reporting Persons, none of the individuals set forth in Schedule A hereto have been during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The information set forth below in Item 5 of this Amendment No. 1 to Schedule 13D is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows. Each capitalized term in this Item 4 that is not otherwise defined in this Schedule 13D shall have the meaning set forth in the Merger Agreement (as defined herein):

The Merger and Merger Agreement

As previously disclosed, on June 17, 2024, Vapotherm, Inc. (the “Issuer”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 17, 2024, among Veronica, Veronica Intermediate, Veronica Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Veronica Intermediate (“Merger Sub”), and the Issuer.

On September 19, 2024, a special meeting of stockholders of the Issuer was held (the “Special Meeting”). At the Special Meeting, the Issuer’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of at least a majority of the shares of the Issuer’s Common Stock outstanding as of the close of business on the record date of the Special Meeting.

On September 20, 2024, pursuant to the Merger Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware, the Issuer filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As a result of the Merger, the separate corporate existence of Merger Sub ceased, and the Issuer continued as the surviving corporation of the Merger and as a wholly owned subsidiary of Veronica Intermediate.

Pursuant to the Merger Agreement, at the Effective Time, and by virtue of the Merger, each Share, other than the Excluded Shares, was automatically cancelled and converted into the right to receive the Per Share Merger Consideration, without interest thereon and subject to applicable withholding.

As a result of the Merger, the Shares no longer trade on the OTCQX tier of the OTC Markets or any other over-the-counter market. In addition, in connection with the consummation of the Merger, the Issuer intends to file with the SEC a certification and notice of termination of registration on Form 15 with respect to the Issuer’s Common Stock, requesting that the Issuer’s Common Stock be deregistered under Section 12(g) of the Act and that the reporting obligations of the Issuer with respect to the Issuer’s Common Stock under Sections 13(a) and 15(d) of the Act be suspended.

As a result of the Merger, the Rollover, and the Subscription Agreement, the equity investors in Veronica consist primarily of each of the SLR Rollover Holders (as defined in the Issuer’s Current Report on Form 8-K filed with the SEC on September 20, 2024), funds managed by affiliates of Perceptive, the Stockholder Rollover Holders and the Subscribers.

The above description of the Merger Agreement is qualified in its entirety by reference to the terms of the agreement, which is filed as Exhibit 2 to the initial Schedule 13D and incorporated by reference into this Item 4.

The Rollover Agreements

On the Closing Date and immediately prior to the Effective Time, certain stockholders of the Issuer (the “Stockholder Rollover Holders”), including stockholders who executed Rollover Agreements after the execution of the Merger Agreement, contributed, transferred and assigned to Veronica all or a portion of the Shares held directly by such Stockholder Rollover Holder (the “Rollover Shares”), in exchange for Veronica Common Units at a price per Veronica Common Unit equal to $2.18 pursuant to the terms of the applicable Rollover Agreements. In connection with the Closing, the grant to Veronica and its designees of the Rollover Stockholders’ proxy and attorney-in-fact expired.

The above description of the Rollover Agreements is qualified in its entirety by reference to the terms of the agreements, the forms of which are filed as Exhibit 3 and Exhibit 4 to the initial Schedule 13D and incorporated by reference into this Item 4.

The Subscription Agreements

On the Closing Date and immediately following the Effective Time, certain members of the Issuer’s management and certain other employees of the Issuer (collectively, the “Subscribers”) purchased from Veronica a number of Veronica Common Units, in each case as determined pursuant to the applicable Subscription Agreement, at a subscription price of $2.18 per Veronica Common Unit, which number of Veronica Common Units was determined by calculating (a) all or a portion of such Subscriber’s consideration payable (net of withholding taxes, except as otherwise agreed by the Subscriber) in respect of such Subscriber’s Company Equity Awards, divided by (b) a price per Veronica Common Unit equal to $2.18. In addition, certain additional holders of the Issuer’s Shares acquired Veronica Common Units on the same economic terms and at a price per Unit equal to the Per Share Merger Consideration.

The above description of the Subscription Agreements is qualified in its entirety by reference to the terms of the agreement, the form of which is filed as Exhibit 5 to the initial Schedule 13D and incorporated by reference into this Item 4.

The Voting Agreements

In connection with the Closing, the grants by the Voting Parties to Veronica Intermediate and its designees of such Voting Party’s proxy and attorney-in-fact to vote all of the Covered Shares or execute and deliver a consent or approval in respect of the Covered Shares pursuant to the terms of the applicable Voting Agreements expired.

The above description of the Voting Agreements is qualified in its entirety by reference to the terms of the agreements, the form of which is filed as Exhibit 6 to the initial Schedule 13D and incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The share numbers and percentages reported on the cover pages give effect to the Merger described in Item 4 of this Amendment No. 1.

(b)

As a result of the Merger, the Issuer is now a wholly-owned subsidiary of Veronica Intermediate, which is a wholly owned subsidiary of Veronica. Veronica is owned primarily by the SLR Rollover Holders, funds managed by affiliates of Perceptive, the Stockholder Rollover Holders and the Subscribers.

(c)	Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)

Veronica Intermediate is a wholly owned subsidiary of Veronica. The equity investors in Veronica consist primarily of the SLR Rollover Holders, funds managed by affiliates of Perceptive, the Stockholder Rollover Holders and the Subscribers.

(e)

In connection with the Merger, on the Closing Date, Veronica acquired all of the outstanding Shares of the Issuer and the Issuer became a wholly owned subsidiary of Veronica. Accordingly, the Reporting Persons will not file any further amendment to this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

VERONICA INTERMEDIATE HOLDINGS, LLC

By:	/s/ Konstantin Poukalov
Name: Konstantin Poukalov
Title:	President

VERONICA HOLDINGS, LLC

By:	/s/ Konstantin Poukalov
Name: Konstantin Poukalov
Title:	Director

Schedule A

The officers and directors of Veronica Holdings, LLC, as well as their title, occupation, business address, and citizenship, are set forth in the following table:

Name	Title	Occupation	Business Address	Citizenship

Konstantin Poukalov	Director	Managing Director & Perceptive Discovery Co-Head, Perceptive Advisors LLC	c/o Perceptive Advisors LLC 51 Astor Place, 10th Floor New York, NY 10003	United States

Anthony Storino	Director	Partner, Head of Life Science Finance, SLR Capital Partners	500 Park Avenue, 3rd Floor, New York, NY 10022	United States

Edan Yacobovsky	Director	Partner, SLR Capital Partners	500 Park Avenue, 3rd Floor, New York, NY 10022	United States

Carlos Vazquez	Director	Vice President, Perceptive Advisors LLC	c/o Perceptive Advisors LLC 51 Astor Place, 10th Floor New York, NY 10003	United Kingdom; Spain

Joe Army	Director	Chief Executive Officer, Vapotherm, Inc.	c/o Perceptive Advisors LLC 51 Astor Place, 10th Floor New York, NY 10003	United States